UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Sells One More E190 to BA CityFlyer

São José dos Campos, Brazil, November 26, 2013 – Embraer and BA CityFlyer, British Airways’ wholly owned regional subsidiary, announced today the acquisition of one additional E190 jet. This firm order will be included in Embraer’s 2013 fourth quarter backlog. The E-Jet will be operated from the Company’s main operating base at London City Airport (LCY).

“BA CityFlyer’s follow-on order is a great endorsement of the airline’s confidence in the E-Jets family,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “This new acquisition demonstrates the proven ability of the E190 to allow operators to grow their route networks from restricted airports like London City.”

The E190, configured with 98 Elite seats, will enable BA CityFlyer to optimise capacity on routes that are demanding more frequency, as well as facilitate the development of new markets.

“The Embraer 190 is a very versatile aircraft and well-suited to BA CityFlyer’s network ambitions. Given its mid-range capabilities, it ably supports our plans to fly new routes and increase frequencies on existing ones,” said Adam Carson, Managing director of BA CityFlyer. “Delivering terrific performance, and with an excellent climb rate and superior environmental qualities, the E190 is proving ideal for our London City operations.”

Since entering revenue service in 2004, Embraer has received over 1,350 orders for its E-Jets. More than 1,000 have been delivered. E-Jets have been added to the fleets of 64 airlines that are now flying them in low cost, regional and mainline business applications.

About BA CityFlyer

Launched on 5th March, 2007, BA CityFlyer is a wholly owned subsidiary of British Airways. Based at London City Airport, the UK’s leading business airport, the airline operates a network of UK domestic and European services embracing 16 destinations. BA CityFlyer currently operates a dedicated E-Jet fleet totalling 14 aircraft—six 76-seat E170s and eight 98-seat E190s. The airline recently launched new routes to Southern Europe and to the Balearic Islands. As well as the introduction of these new leisure destinations, BA CityFlyer has increased frequencies on a number of its most popular routes, including Amsterdam, Glasgow and Edinburgh.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer